FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of December 2005

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F ☒ Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                   ]

NATIONAL BANK OF GREECE

INVITATION TO THE BANK’S

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON THURSDAY, 29 DECEMBER 2005, AT 11:00 HOURS

Pursuant to the provisions for Sociétés Anonymes (Companies’ Act 2190/1920) and for dematerialized shares (Law 2396/96), and to the Bank’s Articles of Association (Article 11) and Board of Directors’ resolution dated 24 November 2005, the Shareholders of banking Société Anonyme National Bank of Greece S.A., whose registered office is at Eolou 86, Athens, Greece, are invited to the Bank’s Extraordinary General Meeting to be held at 11:00 hours on Thursday, 29 December 2005, at Eolou 93 (Megaro Mela), Athens, with the following agenda:

1. Resolution on the merger through the absorption of National Real Estate S.A. by National Bank of Greece S.A., more specifically approval of: (a) the relevant Draft Merger Agreement dated 13.10.2005, (b) the individual and the combined pro-forma transformation balance sheet and income statement of the Bank as at 31.7.2005, (c) PricewaterhouseCoopers chartered auditor G. Samothrakis’ report dated 17.10.2005 certifying the book value of the Bank’s assets as at the transformation date (31.7.2005) for the purposes of article 2 of Law 2166/1993, as amended, (d) PricewaterhouseCoopers chartered auditor K. Riris’s  report dated 31.10.2005 for the purposes of article 327 of the Codified Athens Exchange Regulation and (e) the Bank’s BoD report on the Draft Merger Agreement, as above, pursuant to article 69, paragraph 4 of Companies’ Act 2190/1920.

2. Cancellation, pursuant to Companies’ Act 2190/1920, Article 75, paragraph 4, of the absorbed National Real Estate S.A.’s shares owned by the absorbing National Bank of Greece.

3. Increase in the share capital of National Bank of Greece by Euro eighty million six hundred seventy one thousand six hundred forty four (€80,671,644) in total through the issue of two million six hundred seventy thousand three hundred sixty seven  (2,670,367) new shares of a new nominal value of Euro five (€5), to be distributed to the remaining shareholders, other than the absorbing National Bank of Greece, of the absorbed National Real Estate S.A. pursuant to the said merger, and through an increase in the nominal value of the absorbing National Bank of Greece’s existing shares, as these will stand following completion of the merger between National Bank of Greece and National Investment Company S.A., from Euro four and eighty cents (€4.80) to Euro five (€5), from capitalization of the share premium account.

4. Amendment of Articles 3, 4 and 39 of National Bank of Greece’s Articles of Association due to the said merger and of Articles 22 and 23 of National Bank of Greece’s Articles of Association regarding the Bank’s BoD and representation.

5. Approval of the BoD acts regarding the said merger and irrevocable authorization to the BoD for settlement of fractional rights that may result from the capital increase and share exchange.

6. Appointment of Bank representatives to execute the notarial contract of the merger through the absorption of National Real Estate S.A. by National Bank of Greece S.A., sign declarations and any other documents necessary for the completion of the merger.

7. Issue of bond loans up to € 6,000,000,000.

8. Announcements and other business.

According to the law and the Bank’s Articles of Association, Shareholders who wish to participate in the Extraordinary General Meeting in person or by proxy are requested to proceed as follows:

1.                                       Shareholders of dematerialized shares not held in the Special Securities Account with the Central Securities Depository S.A. should have their shares blocked, in all or in part, via their Securities Account Operators. Shareholders should subsequently submit the relevant certification, issued by the Central Securities Depository S.A. and supplied to them by their Securities Account Operators, to the Bank (Head Office, network branches or the Shareholders Department at Eolou 93, Athens) at least five (5) days before the date of the General Meeting (i.e. by Friday, 23 December 2005).

2.                                       Shareholders of dematerialized shares which are held with the Central Securities Depository S.A. in a Special Securities Account should have their shares blocked, in all or in part, directly through the Central Securities Depository S.A., by written declaration; the relevant certification issued to the Shareholders by the said institution will subsequently be submitted by them to the Bank (Head Office, network branches or the Shareholders Department at Eolou 93, Athens) at least five (5) days before the date of the General Meeting (i.e. by Friday, 23 December 2005).

3.                                       Shareholders of non-dematerialized shares or depository documents will have to deposit them with the Bank (Head Office and network branches), or with the Deposit and Loans Fund or with any banking corporation in Greece at least five (5) days before the General Meeting (i.e. by Friday, 23 December 2005). Shareholders abroad should deposit their shares with any local NBG Unit (Branch or Representative Office), as applicable, otherwise with any other accredited bank. They should also ensure that the relevant share deposit receipts are submitted to the Bank by the above deadline.

Shareholders who are legal entities are further required by law to submit their legalization documents to the Bank within the same time limits as above, unless they have already supplied them to an NBG Unit, in which case they need only specify in their proxy the NBG Unit with which their documents are held.

In the event that Shareholders wish to be represented by proxy, their representation documents should also be submitted to the Bank by Friday, 23 December 2005.

For their convenience, Shareholders who wish to participate in the General Meeting are also offered the option to authorize the Bank to block their shares on their behalf, in which case they are requested to contact the Shareholders Department (Tel. Nos +30 210 334 3414/16/21/26/28/60/94, Fax Nos +30 210 334 3404/06/10).

Athens, 24 November 2005
By order of the Board of Directors

EFSTRATIOS-GEORGE (TAKIS) ARAPOGLOU
Chairman and CEO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Georgios-Efstratios (Takis) Arapoglou
(Registrant)

Date : 2nd	December, 2005	Chairman - Chief Executive Officer